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                                                                                                    ----------------------------
                                                                                                          OMB APPROVAL
                                                                                                    OMB NUMBER:  3235-0145
                                                                                                    Expires:  October 31, 1994
                                                           UNITED STATES                            Estimated average burden
                                                SECURITIES AND EXCHANGE COMMISSION                  hours per form........14.90
                                                      WASHINGTON, D.C.  20549                       ----------------------------

                                                           SCHEDULE 13D

                                             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                        (AMENDMENT NO. 1)*


                                                        MMI COMPANIES, INC
------------------------------------------------------------------------------------------------------------------------------------
                                                         (Name of Issuer)

                                                   Common Stock, $0.10 Par Value
------------------------------------------------------------------------------------------------------------------------------------
                                                  (Title of Class of Securities)

                                                             55308710
                                          ----------------------------------------------
                                                          (CUSIP Number)

                                         Michael J. Hoy, Vice President, Treasury Services
                      Lutheran General HealthSystem, 2025 Windsor Drive, Oak Brook, IL  60521 (630) 990-5664
                  ----------------------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                        September 25, 1996
                                      -------------------------------------------------------
                                      (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   55308710                             PAGE  2    OF  4     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lutheran General HealthSystem  36-2167779
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
       N/A
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)
       N/A
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            295,431 (2.7%)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        295,431 (2.7%)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       295,431 (2.7%)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*
       N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       (2.7%)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

Item 1.  Security and Issuer
----------------------------

     The title of the class of equity securities is Common Stock, $0.10 par value per share. The name and address of the principal executive offices of the Issuer are MMI Companies, Inc. ("MMI"), 540 Lake Cook Road, Deerfield, Illinois, 60015-5290.

Item 2.  Identity and Background
--------------------------------

     Lutheran General HealthSystem ("LGHS")
     2025 Windsor Drive
     Oak Brook, Illinois 60521

     LGHS is an Illinois not for profit corporation, and its principal business is health care.

     No officers or directors of LGHS have been convicted in a criminal proceeding nor are party to a civil proceeding of a judicial or administrative body or competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------


          Date   # of Shares    Costs        Source of Funds
          -----  -----------  -------------  ------------------------
          03/85   44,000      $ 374,000.00   Working Capital
          09/85    1,458          5,270.43   Working Capital
          12/85  243,722      1,827,915.00   Working Capital
          12/88  143,861      1,078,975.00   Working Capital
          03/93  162,390              0.00   (1.375 to 1 stock split)
                 -------      ------------
                 595,431      $3,286,160.93
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Item 4.  Purpose of Transaction
-------------------------------

     LGHS (formerly Lutheran Institute of Human Ecology) was a co-founder of the predecessor organization to MMI. Stock in MMI was purchased at several different times over the past ten (10) years to provide continued financial support of the hospital-formed insurance organization.

     LGHS sold 300,000 shares of Common Stock of the Issue in the Secondary
Offering of the Issuer because the value of its holdings in the Issuer exceeded limits established in LGHS' Investment Policy.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
     a. The aggregate number and percentage of the class of securities identified pursuant to Item 1 is 295,431 Common Stock, $0.10 par value per share, which represents 2.7% of the issued and outstanding shares of Common
Stock, $0.10 par value per share, of MMI.




     b. LGHS has sole power to vote or direct the vote 295,431 shares of Common Stock of the Issuer and has the sole power to dispose or direct the disposition of the 295,431 shares of Common Stock of the Issuer.

     c. On September 25, 1996, LGHS sold 300,000 shares of Common Stock, $0.10 par value per share, of the Issuer in a Secondary Offering of Common Stock by the Issuer for $28.75 per share.

     d. None.

     e. September 25, 1996.

Item 6.  Contracts, Arrangements, Understandings of Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------
     N/A

Item 7.  Materials to be filed as Exhibits
------------------------------------------

     N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 31, 1996

                                  LUTHERAN GENERAL HEALTHSYSTEM


                                  By: _________________________________
                                      Michael J. Hoy, Vice President,
                                        Treasury Services